EXHIBIT 11

SCHEDULE OF COMPUTATION OF NET LOSS PER SHARE

	Three Months Ended April 30,
	2003	2002
Basic and Diluted:
Net loss before cumulative effect of change in accounting principle	$(818)	$(537)
Weighted average shares outstanding	7,034	6,968

Basic and diluted loss per share before cumulative effect of change in accounting principle	$(0.12)	$(0.08)

Cumulative effect of change in accounting principle	$—	$(2,926)
Weighted average shares outstanding	7,034	6,968

Basic and diluted loss per share from cumulative effect of change in accounting principle	$—	$(0.42)

Net loss	$(818)	$(3,463)
Weighted average shares outstanding	7,034	6,968

Basic and diluted loss per share	$(0.12)	$(0.50)